Exhibit 11.2

CONSENT OF INDEPENDENT AUDITOR

We consent to the use, in this Offering Statement on Form 1-A of our independent auditors’ report dated March 15, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, on our audit related to the financial statements of Commodore Hosspitality, Inc., which comprise the balance sheet as of December 31, 2020, and the related statements of operations, member’s equity, and cash flows for the period from December 23, 2020 to December 31, 2020, and the related notes to the financial statements.

Very truly yours,

/s/ dbbmckennon

San Diego, California

March 15, 2021